UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)

Virtualscopics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928269-10-9

(CUSIP Number)

Gail M. Norris	Deborah J. McLean
Director - Officer of Technology Transfer	Nixon Peabody LLP
University of Rochester	Clinton Square Suite 1300
611 Hylan Building	Rochester, New York 14604
Rochester, New York 14627
Telephone: 585-275-5370	Telephone: 585-263-1307

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSONS University of Rochester I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 16-0743209
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,641,975*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,641,975**
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,641,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.91%*
14	TYPE OF REPORTING PERSON OO
* Consists of 4,284,900 shares and a currently exercisable warrant to purchase 357,075 shares of the common stock, based on 23,319,901 shares of common stock outstanding, inclusive of the shares issuable upon exercise of the warrant.
** Transfer of the shares is subject to a lock-up letter described below.

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 3

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the common stock of Virtualscopics, Inc., a Delaware corporation with offices at 350 Linden Oaks, Rochester, New York 14625.

Item 2. Identity and Background.

This Schedule 13D is filed by the University of Rochester (the “University”), a New York education corporation with its principal office at 601 Elmwood Avenue, Rochester, New York 14627.

Item 3. Source and Amount of Funds or Other Consideration

The University originally acquired a membership interest in the Issuer’s predecessor entity, Virtualscopics, LLC (the “LLC”), on December 13, 2000 in lieu of upfront licensing fees for certain patents licensed by the University to the LLC. On April 5, 2002, the University sold such licensed patents and certain intellectual property to the LLC for a combination of cash and a warrant pursuant to a Sale of Intellectual Property Agreement which is incorporated herein by reference to Exhibit 10.7 to the Issuer’s Form 8-K, dated November, 2005 and filed with the Securities and Exchange Commission (“SEC”) on November 14, 2005 (File no. 333-120253) (“Nov. 2005 8-K”). As described in the Nov. 2005 8-K, the members of the LLC, including the University, exchanged their membership interests and warrants to acquire membership interests for shares of common stock and warrants to purchase common stock of the Issuer (formerly known as ConsultAmerica, Inc.) on November 4, 2005 (the “Exchange Transaction”). As a result of the Exchange Transaction, the University became the holder of 4,284,900 shares of the Issuer’s common stock, par value $0.001 per shares (the “Common Stock”) and its warrant became an immediately exercisable warrant to acquire 357,075 shares of the Issuer’s common stock at $0.70 per share on or before April 5, 2012 (the “Warrant”). The form of the Warrant is incorporated herein by reference to Exhibit 4.8 to the Sale of Intellectual Property Agreement filed as Exhibit 10.7 to the Nov. 2005 8-K. The common stock of the Issuer was registered under Section 12(b) of the Securities Exchange Act of 1934 upon the effectiveness of its Form 8-A Registration Statement on July 14, 2006 (SEC File No. 52018).

Item 4. Purpose of Transaction

The University holds its Common Stock and Warrant as a passive investor in the Issuer and has no plans or proposals to effect the ownership or management of the Issuer or its assets. Among other things, the University has no plans to acquire additional shares of common stock, except possibly upon exercise of its Warrant; to engage in, or cause the Issuer to engage in any extraordinary corporate transaction or sale of assets; to change the number or composition of the Issuer’s board of directors or its capitalization, dividend policy or governing documents; to cause the Issuer’s equity securities to be deregistered or any registration of such securities to be terminated; or to take any action similar to the foregoing.

Item 5. Interest in Securities of the Issuer

The University is deemed to beneficially own 19.91% of the Issuer’s outstanding common stock, consisting of the 4,284,900 shares of Common Stock and the 357,075 shares of common stock for which the Warrant is exercisable. The Issuer has advised the University that it has 23,219,901 shares outstanding inclusive of the shares for which the Warrant is exercisable. The University has the sole power to vote and dispose of the Common Stock and any shares it receives upon exercise of the Warrant. The University is restricted, however, in any sale of the Common Stock or shares underlying the Warrant by the terms of a “lock-up” letter, dated September 27, 2005 (the “Lock-Up Letter”). The Lock-Up Letter is incorporated herein by reference to Exhibit 10.2 to the Nov. 2005 8-K. Under the terms of the Lock-Up Letter, the University agreed not to sell any shares of common stock for twelve months after the Exchange Transaction and thereafter, during the next twelve months, to not sell more than 25% of its holdings in any three-month period. The restriction will lapse on November 5, 2007.

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 4

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Lock-Up Letter, any ongoing obligations of the parties under the Sale of Intellectual Property Agreement and the rights and obligations of the parties set forth in the Determination of Intellectual Property Rights Agreement (the “Determination of Rights Agreement”), dated as of July 1, 2002, between the University and the Issuer, the University has no contracts, arrangements or understandings with respect to the securities of the Issuer. The Determination of Rights Agreement allocates intellectual property rights between the University and the Issuer with respect to work performed by the University’s faculty member, Kevin J. Parker, Ph.D for the University and for the Issuer pursuant to a consulting agreement between Dr. Parker and the Issuer. The Determination of Rights Agreement is incorporated herein by reference to Exhibit 10.10 to the Nov. 2005 8-K. The University’s Provost, Charles E. Phelps, is a member of the board of directors of the Issuer, but the University has no control or agreements with respect to Mr. Phelps acting in that position. The University believes that both Dr. Parker and Mr. Phelps own securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Document	Incorporated by Reference
to Exhibit # to 2005 8-K

Sale of Intellectual Property Agreement	Exhibit 10.7
Warrant	Exhibit 4.8 to the Sale of Intellectual Property
Agreement filed as Exhibit 10.7
Lock-Up Letter	Exhibit 10.2
Determination of Rights Agreement	Exhibit 10.10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2007	University of Rochester
By: /s/ Sue Stewart
Print Name: Sue Stewart
Title: Vice President and General Counsel